UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

3000 Solandt Road

Ottawa, Ontario, Canada K2K 2X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1 through 99.4 included with this Report on Form 6-K are hereby incorporated by reference into (i) the Registration Statement on Form F-10 of HEXO Corp. and HEXO Operations Inc. (File No. 333-256131), and (ii) the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-255264).

Exhibit	Description

99.1	Placement Agency Agreement dated May 27, 2021 by and between the registrant and A.G.P./Alliance Global Partners in connection with a registered direct offering

99.2	Securities Purchase Agreement dated May 27, 2021 by and between the registrant and the investor in the registered direct offering

99.3	Indenture dated May 27, 2021 between the registrant and GLAS Trust Company LLC, as trustee

99.4†	Senior Secured Convertible Note dated May 27, 2021 issued by the registrant in connection with the registered direct offering

†

Portions of this exhibit have been omitted because the information (i) is not material and (ii) consists of the type of information that the registrant both customarily and actually treats as private and confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: May 28, 2021	/s/ Trent MacDonald
Chief Financial Officer